Via Facsimile and U.S. Mail
Mail Stop 4720

September 24, 2009

Garo H. Armen, Ph.D.
President and Chief Executive Officer
Antigenics Inc.
162 Fifth Avenue, Suite 900
New York, New York 10010

Re: Antigenics Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2008
        Filed March 16, 2009
        File Number 000-29089

Dear Dr. Armen:

We have reviewed your supplemental response and have the following additional comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Business, page 11

1. We note your response to Comment 1 and your statement that you have been granted confidential treatment in relation to the information requested in our comment. Please note that we do not grant confidential treatment for aggregate amounts. As such, please revise the proposed disclosure for your agreements with GSK and Elan to disclose the aggregate potential milestone payments and the percentage range of royalties (for example: royalties between 10% and 15% of net sales or low single digit royalties).

In addition, it appears that the confidential treatment requests that you refer to were not subject to review. Please note that we reserve the right to reconsider our confidential treatment determinations.

Executive Compensation

Annual Incentive Bonuses, page 108

2. We note your response to Comment 3 and Comments 4. Please provide proposed disclosure to be included in your 2009 Form 10-K, which identifies how the level of achievement with regard to the Company goals impacts the actual bonuses to be paid to your NEOs. For example, your 2008 disclosure should have described the level of achievement of each of the Company goals and indicated how the respective levels of achievement contributed to the Compensation Committee's decision to provide bonus payouts at 60% of target. Your proposed disclosure for the 2009 Form 10-K should clearly indicate how the achievement of your Company goals will contribute to the Compensation Committee's determination of the total bonus payout for 2009. If there is a specific formula relating achievement to award levels and/or weightings for your Company goals, this information should be provided. In the alternative, if there is no such formula or weighting for the Company goals, your proposed disclosure should describe how the Compensation Committee will make its bonus payout determination. Please confirm that you will disclose how the compensation committee made its bonus payout determination.

   Please also confirm that you will discuss the degree of achievement of corporate goals and the NEO's individual performance and the level of adjustment in the event that the Compensation Committee adjusts an individual NEO's bonus payout based on individual performance.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Bryan Pitko at (202) 551-3203 with any questions. In this regard, please feel free to contact me at (202) 551-3715.

Sincerely,

Jeffrey Riedler,
Assistant Director